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                              February 25, 2021

       Robert I. Kauffman
       Chief Executive Officer
       Aldel Financial Inc.
       105 S. Maple Street
       Itasca, Illinois 60143

                                                        Re: Aldel Financial
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253166

       Dear Mr. Kauffman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 16, 2021

       Our Forward Purchase Agreement, page 13

   1. You state that the "ability to complete our initial business combination [the 'IBC'] will be enhanced by the
additional capital provided by our entering into a forward purchase agreement with Aldel
Capital LLC, or any of its affiliates...." However, it appears that you would not
receive any additional capital if the buyer / counterparty to the forward purchase agreement [the
"FPA"] chooses to exercise its right to make open market
                                                        purchases for all $20M
in shares of Class A common stock to satisfy its
                                                        commitment pursuant to
the FPA in lieu of purchasing such shares directly from you.
                                                        Please revise to
clarify in light of your statement in the last sentence at page 19 that you will receive no
proceeds with respect to any shares purchased under the FPA in open market transactions.
 Robert I. Kauffman
FirstName  LastNameRobert I. Kauffman
Aldel Financial Inc.
Comapany25,
February   NameAldel
             2021    Financial Inc.
February
Page 2 25, 2021 Page 2
FirstName LastName
2. We note the disclosure that the Maximum FPS Commitment (and the corresponding number of Maximum Shares) shall be reduced on a dollar-for-dollar basis in the amount
         (i) used by Buyer and its affiliates to purchase Common Stock in open market purchases following the IPO, and (ii) "invested in the target company prior to the closing of the
         Business Combination." Revise to explain how you will determine the amount of investments in the target and whether such investments will be in the form of cash, equity or some other source. Also clarify, if true, that there is no minimum commitment under the forward purchase agreement
If we seek stockholder approval of our initial business combination, our initial stockholders and management team have agreed to vote, page 37

3. You disclose the increased likelihood that the IBC will receive the necessary vote for approval if the buyer / counterparty purchases shares of Class A common stock in open market purchases pursuant to the FPA. Also disclose the incrementally greater increase in the counterparty's relative stock ownership and its ability to influence future stockholder votes post-IBC if it makes the entire $20M "investment" in the open market.
4. Please expand your discussion in this risk factor of the 20% stock ownership to also disclose separately the minimum percentage and the maximum percentage the original stockholders will hold taking into account "the shares of Class A common stock underlying the Underwriter Units, the private units, the shares of Class A common stock issuable pursuant to the [FPA, and] the shares of Class A common stock underlying the units issuable upon conversion of working capital loans" which you do not include when arriving at the 20% figure.
Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United States
District Court, page 72

5. You suggest in this risk factor that the provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts are the sole and exclusive forum. However,
         Section 9.3 of the form of warrant agreement you filed as exhibit 4.4 does not include this limitation. If the exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert I. Kauffman
Aldel Financial Inc.
February 25, 2021
Page 3

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert I. Kauffman
                                                           Division of
Corporation Finance
Comapany NameAldel Financial Inc.
                                                           Office of Energy &
Transportation
February 25, 2021 Page 3
cc:       Giovanni Caruso of Loeb & Loeb LLP
FirstName LastName